

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2024

Ling Yan
Chief Financial Officer
Gamehaus Holdings Inc.
5th Floor, Building 2, No. 500 Shengxia Road
Pudong New District, Shanghai
The People's Republic of China, 201210

      Re: Gamehaus Holdings Inc.
          Post Effective Amendment No. 2 to the Registration Statement on Form F-4
          Filed November 27, 2024
          File No. 333-278499

Dear Ling Yan:

We have reviewed your post-effective amendment and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post Effective Amendment No. 2 to the Registration Statement on Form S-1
Summary of Financial Analysis
Certain Gamehaus Projected Financial Information, page 129

1.   We note that the Gamehaus projected financial information for fiscal year ended June 30, 2024 was considered by the Golden Star board and was used by CHFT Advisory and Appraisal Ltd. in its valuation analysis of the equity value of Gamehaus and its opinion of the fairness of the transaction to Golden Star's shareholders. While we note that you provide a cross-reference to the Gamehaus MD&A disclosure for the actual results for the fiscal year ended June 30, 2024, please also revise to discuss how the actual results compared to the projected results and the reasons for the material changes. Also revise to discuss the extent to which these disparities have impacted how the Golden Star board views the valuation and fairness opinion in recommending the business combination.

<u>General</u>

2.   We note the changes you made to your disclosure appearing on the cover page, Summary and Risk Factor sections relating to legal and operational risks associated with operating in China and PRC regulations. It is unclear to us that there have been changes in the regulatory environment in the PRC since the May 30, 2024 filing of the prior post-effective amendment to the Form F-4 warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you are registering for sale. The Sample Letters also sought specific disclosures relating to uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Your revised disclosure that deletes or changes these disclosures does not appear to convey the same risk. Please revise.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charli Wilson at 202-551-6388 or Kathleen Krebs at 202-551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Warren Wang